UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Keyuan Petrochemicals, Inc.
Former name if applicable
Address of principal executive office	Qingshi Industrial Park, Ningbo Economic & Technological Development Zone
City, state and zip code	Ningbo, Zhejiang Province, P.R. China 315803

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014 and 2013, within the prescribed time period because the Registrant has not been able to obtain and assimilate all information required to complete its accounting and disclosures along with the XBRL tagging needed for a complete filing.

This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. For forward-looking statements herein, the Registrant claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and other protections under the Federal securities laws. The Registrant assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Chunfeng Tao	(011-86-574)	8623-2955
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We recorded income from operations of approximately $6.1 million for the three months ended June 30, 2014, an increase of $6.3 million as compared to loss from operations of approximately $0.2 million in the comparative period in 2014. The increase was mainly due to the increased sales and production volumes during the period. In the comparable period in 2013, production was suspended for approximately 40 days resulting in lower production and sales. We had a net loss of approximately $1 million for the three months ended June 30, 2014, as compared to net loss of approximately $0.5 million in the same period in 2013, an increase of $0.5 million, or 105%. This increase in loss was mainly due to the foreign exchange loss of $1.7 million from the depreciation of RMB, compared to an exchange gain of $4.7 million in the same period of 2013.

We recorded income from operations of approximately $9.5 million for the six months ended June 30, 2014, as compared to income from operations of approximately $5.5 million for the same period in 2013. The main reason for the increase is the increased production and lower unit costs. Net loss was approximately $3.8 million for the six months ended June 30, 2014, as compared to net income of approximately $2.4 million in the same period in 2013, a decrease of $ 6.2 million, or 255%. This decrease was mainly due to the foreign exchange loss of $4.1 million, compared to a foreign exchange gain of $6.2 million in the same period in 2013. The exchange rate for USD to RMB appreciated from 6.31 to 1 on January 1, 2013 to 6.17 to 1 on June 30, 2013, however, the exchange rate for USD to RMB depreciated from 6.11 to 1 on January 1, 2014 to 6.16  to 1 on June 30, 2014.

In addition, please be advised that, as the date of this filing, the financial accounting review of the Company’s financial statements for the three and six months ended June 30, 2014 and 2013 has not been completed and amounts disclosed herein are subject to the completion of the review of the financial statements of the Company as of June 30, 2014 and 2013.

Keyuan Petrochemicals, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date: August 15, 2014	By:	/s/Chunfeng Tao
Chunfeng Tao Chief Executive Officer